Securities and Exchange Commission

Washington, DC 20549

Schedule 14D-9

Solicitation/Recommendation Statement Under Section
14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.           )

International Rectifier Corporation

(Name of Subject Company)

International Rectifier Corporation

(Name of Persons Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

460254-10-5

(CUSIP Number of Class of Securities)

Timothy Bixler

Vice President, General Counsel and Secretary

233 Kansas Street

El Segundo, CA 90245

310-726-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a press release issued by International Rectifier Corporation on September 24, 2008.

International Rectifier Names Ilan Daskal Chief Financial Officer

Selection Bolsters Execution of IR’s Long-Term Financial and Strategic Plans

EL SEGUNDO, CA – September 24, 2008 – International Rectifier Corporation (NYSE:IRF) today announced the appointment of Ilan Daskal as Chief Financial Officer, effective October 6, 2008.  Daskal will report directly to Oleg Khaykin, President and Chief Executive Officer, and will be responsible for all finance and accounting functions at the Company.

Mr. Daskal, 43, brings more than 20 years of technology industry financial and strategic planning experience to International Rectifier.  He joined Infineon Technologies (NYSE:IFX) in 2001 and most recently served as Vice President of Finance & Business Administration for its North American Communications Business Group.  Previously, Mr. Daskal held senior financial management and strategy positions at several Israeli technology companies, including Savan Communication, a firm that was acquired by Infineon under Mr. Daskal’s strategic direction as CFO.

“I am very pleased to have Ilan join our executive team,” said Oleg Khaykin. “His knowledge of the industry and the depth of his financial management and strategic experience will enable him to immediately make an impact as CFO, which will be instrumental to the rapid execution of our financial and strategic plans.

“I would also like to thank Peter Knepper, our Acting CFO, on behalf of the management team and the Board of Directors for his tremendous contribution in guiding us over the past six months and for agreeing to remain with IR for a short transition period,” concluded Mr. Khaykin.

“I am excited to join International Rectifier as the Company enters a new phase of growth,” said Ilan Daskal.  “With IR’s financial reporting now current and with a strong and talented executive team in place, we are well-positioned to build shareholder value in line with our targets and to seize future growth opportunities in our space.  I look forward to working closely with my new colleagues at International Rectifier to execute the financial opportunities of our growth plan.”

Mr. Daskal holds a BA in Accounting from the Tel-Aviv College of Business and an MS in Finance from the City University of New York.

About International Rectifier

International Rectifier Corporation (NYSE:IRF) is a world leader in power management technology. IR’s analog, digital, and mixed signal ICs, and other advanced power management products, enable high performance computing and save energy in a wide variety of business and consumer applications.  Leading manufacturers of computers, energy efficient appliances, lighting, automobiles, satellites, aircraft, and defense systems rely on IR’s power management solutions to power their next generation products. For more information, go to www.irf.com.

Note: Statements made or implied in this release that are in the future tense or that are accompanied by words such as “will,” or variations of such words are “forward-looking” and involve risks and uncertainties that are not within International Rectifier’s control. A fuller explanation of these risks and uncertainties, including those related to the changes to the company’s internal controls and governance policies, is contained in International Rectifier’s periodic and other filings from time to time with the Securities and Exchange Commission.

Important Additional Information

On September 15, 2008, International Rectifier filed a preliminary proxy statement in connection with its 2007 Annual Meeting of Shareholders. International Rectifier shareholders are strongly encouraged to read the preliminary proxy statement and the accompanying WHITE proxy card, and the definitive proxy statement when it becomes available, and any amendments as they contain important information, including information relating to the participants in International Rectifier’s solicitation of proxies. Shareholders can obtain this proxy statement, the WHITE proxy card and any amendments or supplements to the proxy statement and other documents filed by International Rectifier with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the proxy statement, the WHITE proxy card and any amendments and supplements to the proxy statement are available for free at International Rectifier’s Internet website at www.irf.com or by writing to International Rectifier Corporation, 101 North Sepulveda Boulevard, El Segundo, California 90245. In addition, copies of the proxy materials may be requested by contacting our proxy solicitor, D.F. King& Co., Inc. at 1-888-605-1957.

International Rectifier will also file a Solicitation/Recommendation Statement on Schedule 14D-9 in the event Vishay Intertechnology, Inc. commences a tender offer for the outstanding shares of International Rectifier common stock. International Rectifier shareholders are strongly encouraged to read the Solicitation/Recommendation Statement when it becomes available, as it will contain important information. Shareholders will be able to obtain this Solicitation/Recommendation Statement, any amendments or supplements to the proxy statement and other documents filed by International Rectifier with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the Solicitation/Recommendation Statement and any amendments and supplements to the Solicitation/Recommendation Statement will also be available for free at International Rectifier’s Internet website at www.irf.com or by writing to International Rectifier Corporation, 101 North Sepulveda Boulevard, El Segundo, California 90245. In addition, copies of the Solicitation/Recommendation Statement may be requested by contacting our proxy solicitor, D.F. King& Co., Inc. at 1-888-605-1957.

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Company contact:

Investors

Portia Switzer

310.726.8254

Chris Toth

310.252.7731

or
Media:
Kekst & Co.
Tom Davies, 212-521-4873
Roanne Kulakoff, 212-521-4837